UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51869

SOUTHPEAK INTERACTIVE CORPORATION

(Exact name of registrant as specified in its charter)

2900 Polo Parkway
Midlothian, Virginia  23113
(804) 378-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A units

(Title of each class of securities covered by this Form)

Common Stock
Class Y warrants
Class W warrants
Class Z warrants

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2009	SOUTHPEAK INTERACTIVE CORPORATION

	By:	/s/ Melanie Mroz
	Name:	Melanie Mroz
	Title:	President and Chief Executive Officer